TRIWEST MANAGEMENT RESOURCES CORP.
                                 c/o Suite 1000
                              409 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T2
                            Telephone: (604)681-9588
                            Facsimile: (604)688-4933




                                                     September 14, 2001


VIA FACSIMILE/EDGAR/MAIL:  (202)942-9516
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U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. David Link, Mail Stop 0304
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- and -

Attention:  Mr. John D. Reynolds, Assistant
            Director, Office of Small Business, Mail Stop 0304
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Gentlemen:

             Re:  Triwest Management Resources Corp.
                  - Request for Withdrawal of Form SB2 Registration Statement
                    (File No. 333-43868)
                  - Amendment No. 1 - Filed July 25, 2001
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             On behalf of Triwest Management Resources Corp. (the "Company"), I hereby withdraw the Company's Form SB2 registration Statement (file no. 333-43868) as we feel it is impractical to proceed with an SB2 offering as a blank check company due to current lack of interest in the market place.

             Please contact Gerald R. Tuskey, Esq. At (604)681-9588 or fax him at (604)688-4933 with any questions or comments you may have. Thank you for your assistance.

                                    Yours truly,

                                    TRIWEST MANAGEMENT RESOURCES CORP.


                                    Per:    /s/Jason John
                                            Jason John,
                                            President and Director